Exhibit 99.1

Full Truck Alliance Co. Ltd. Announces First Quarter 2026 Unaudited Financial Results

GUIYANG, China, May 21, 2026 - Full Truck Alliance Co. Ltd. (“FTA” or the “Company”) (NYSE: YMM), a leading digital freight platform, today announced its unaudited financial results for the first quarter ended March 31, 2026.

First Quarter 2026 Financial and Operational Highlights

•	Total net revenues in the first quarter of 2026 were RMB2,848.4 million (US$412.9 million), an increase of 5.5% from RMB2,699.9 million in the same period of 2025.

•	Net income in the first quarter of 2026 was RMB994.1 million (US$144.1 million), compared with RMB1,278.9 million in the same period of 2025.

•	Non-GAAP adjusted net income[1] in the first quarter of 2026 was RMB1,202.0 million (US$174.3 million), compared with RMB1,391.4 million in the same period of 2025.

•	Fulfilled orders[2] in the first quarter of 2026 reached 55.0 million, an increase of 14.3% from 48.2 million in the same period of 2025.

•	Average shipper MAUs[3] in the first quarter of 2026 reached 3.11 million, an increase of 12.7% from 2.76 million in the same period of 2025.

Mr. Peter Hui Zhang, Founder, Chairman, and Chief Executive Officer of FTA, commented, “In the first quarter of 2026, our business sustained robust growth momentum, delivering meaningful improvement in both scale and quality. Quarterly fulfilled orders grew by more than 14% year over year, while average shipper MAUs increased by 13% year over year. At the same time, truckers’ activity and fulfillment frequency both continued to increase steadily. These results further underscored the strengthening network effects on both sides of our platform. Looking ahead, we will accelerate AI integration into core logistics workflows and provide users with one-stop solutions, unlocking new long-term growth opportunities.”

Mr. Langbo Guo, President of FTA, added, “Continued order growth this quarter was driven by improvements in user experience. Total net revenues grew by 5.5% year over year to RMB2.85 billion. Excluding the freight brokerage service, net revenues reached RMB2.02 billion, up 17% year over year. Notably, transaction service revenue grew more than 33% year over year to RMB1.39 billion, reflecting our ongoing revenue mix improvements. Net cash provided by operating activities increased significantly year over year to RMB1.56 billion, further bolstering our operational resilience. Going forward, we will continue embedding AI capabilities across the full logistics value chain to help shippers and truckers reduce costs and operate more efficiently, creating enduring value for our users, the industry, and our shareholders.”

1 Non-GAAP adjusted net income is defined as net income excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; and (iii) tax effects of non-GAAP adjustments. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

2 Fulfilled orders on our platform in a given period are defined as all shipping orders matched through our platform during such period but exclude (i) shipping orders that are subsequently canceled and (ii) shipping orders for which our users failed to specify any freight prices, as there are substantial uncertainties as to whether such shipping orders are fulfilled.

3 Average shipper MAUs in a given period are calculated by dividing (i) the sum of shipper MAUs for each month of a given period by (ii) the number of months in a given period. Shipper MAUs are defined as the number of active shippers on our platform in a given month. Active shippers are defined as the aggregate number of registered shipper accounts that have posted at least one shipping order on our platform during a given period.

First Quarter 2026 Financial Results

Net Revenues (including value added taxes, or “VAT” of RMB1,064.9 million and RMB941.6 million for the three months ended March 31, 2025 and 2026, respectively). Total net revenues in the first quarter of 2026 were RMB2,848.4 million (US$412.9 million), representing an increase of 5.5% from RMB2,699.9 million in the same period of 2025, primarily attributable to an increase in revenues from freight matching services.

Freight matching services. Revenues from freight matching services in the first quarter of 2026 were RMB2,472.4 million (US$358.4 million), representing an increase of 10.0% from RMB2,247.1 million in the same period of 2025. The increase was mainly due to the sustained increase in transaction service revenues, partially offset by a decrease in freight brokerage revenues.

•

Freight brokerage service. Revenues from freight brokerage service in the first quarter of 2026 were RMB827.1 million (US$119.9 million), compared with RMB965.7 million in the same period of 2025, primarily attributable to a decrease in transaction volume, partially offset by an increase in service fee rate.

•

Freight listing service. Revenues from freight listing service in the first quarter of 2026 were RMB252.2 million (US$36.6 million), an increase of 7.4% from RMB234.9 million in the same period of 2025, primarily due to the growing number of total paying members.

•

Transaction service. Revenues from transaction service amounted to RMB1,393.1 million (US$202.0 million) in the first quarter of 2026, an increase of 33.1% from RMB1,046.5 million in the same period of 2025, primarily driven by increases in order volume, penetration rate and per-order transaction service fee.

Value-added services.4 Revenues from value-added services in the first quarter of 2026 were RMB376.0 million (US$54.5 million), compared with RMB452.8 million in the same period of 2025. The decrease was primarily due to a decrease in credit solutions revenues.

Cost of Revenues (including VAT net of government grants of RMB466.6 million and RMB487.8 million for the three months ended March 31, 2025 and 2026, respectively). Cost of revenues in the first quarter of 2026 was RMB778.2 million (US$112.8 million), compared with RMB698.6 million in the same period of 2025, primarily due to increases in VAT, related tax surcharges and other tax costs, net of grants from government authorities. These tax-related costs net of government grants totaled RMB614.3 million, compared with RMB565.6 million in the same period of 2025, primarily due to an increase in tax costs net of government grants related to the Company’s freight brokerage service.

Sales and Marketing Expenses. Sales and marketing expenses in the first quarter of 2026 were RMB381.7 million (US$55.3 million), broadly consistent with RMB377.9 million in the same period of 2025.

General and Administrative Expenses. General and administrative expenses in the first quarter of 2026 were RMB299.6 million (US$43.4 million), compared with RMB186.0 million in the same period of 2025. The increase was primarily due to higher share-based compensation expenses.

Research and Development Expenses. Research and development expenses in the first quarter of 2026 were RMB255.3 million (US$37.0 million), compared with RMB193.4 million in the same period of 2025. The increase was mainly due to the inclusion of R&D costs of Giga.AI Technology Limited (“Giga.AI”), which was consolidated into the Company’s financial results since July 2025.

Income from Operations. Income from operations in the first quarter of 2026 was RMB1,006.0 million (US$145.8 million), compared with RMB1,202.4 million in the same period of 2025.

Non-GAAP Adjusted Operating Income.5 Non-GAAP adjusted operating income in the first quarter of 2026 was RMB1,219.8 million (US$176.8 million), compared with RMB1,318.1 million in the same period of 2025.

Net Income. Net income in the first quarter of 2026 was RMB994.1 million (US$144.1 million), compared with RMB1,278.9 million in the same period of 2025.

Non-GAAP Adjusted Net Income. Non-GAAP adjusted net income in the first quarter of 2026 was RMB1,202.0 million (US$174.3 million), compared with RMB1,391.4 million in the same period of 2025.

Basic and Diluted Net Income per ADS6 and Non-GAAP Adjusted Basic and Diluted Net Income per ADS.7 Basic net income per ADS was RMB0.95 (US$0.14) in the first quarter of 2026, compared with RMB1.22 in the same period of 2025. Diluted net income per ADS was RMB0.95 (US$0.14) in the first quarter of 2026, compared with RMB1.21 in the same period of 2025. Non-GAAP adjusted basic and diluted net income per ADS were RMB1.15 (US$0.17) in the first quarter of 2026, compared with RMB1.32 in the same period of 2025.

Balance Sheet and Cash Flow

As of March 31, 2026, the Company had cash and cash equivalents, restricted cash, short-term investments, long-term time deposits and wealth management products with maturities over one year of RMB32.3 billion (US$4.7 billion) in total, compared with RMB31.5 billion as of December 31, 2025.

As of March 31, 2026, the total outstanding loan balance8 was RMB5.2 billion (US$0.8 billion), compared with RMB5.5 billion as of December 31, 2025. The total non-performing loan ratio8 was 3.2% as of March 31, 2026, compared with 2.9% as of December 31, 2025, primarily due to an increase in industry-wide risk fluctuation.

In the first quarter of 2026, net cash provided by operating activities was RMB1,562.0 million (US$226.4 million), compared with RMB325.6 million in the same period of 2025. Free cash flow9 was RMB1,493.8 million (US$216.6 million), compared with RMB293.0 million in the same period of 2025.

4 The Company provides a range of value-added services including credit solutions, insurance services, electronic toll collection, energy services, intelligent driving-related services, and other services on the FTA platform.

5 Non-GAAP adjusted operating income is defined as income from operations excluding (i) share-based compensation expense; and (ii) amortization of intangible assets resulting from business acquisitions. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

6 ADS refers to American depositary shares, each of which represents 20 Class A ordinary shares.

7 Non-GAAP adjusted basic and diluted net income per ADS is net income attributable to ordinary shareholders excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; and (iii) tax effects of non-GAAP adjustments, divided by weighted average number of basic and diluted ADSs, respectively. For more information, refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

8 To better reflect the substance of our credit solutions business and present its complete operating performance, we have revised the calculation methodologies of the total outstanding loan balance and the non-performing loan (“NPL”) ratio by including off-balance sheet loans in the calculation. Total outstanding loan balance means the aggregate principal amount outstanding under on-balance sheet and off-balance sheet loans as of the end of each reporting period, excluding loans that are more than 180 days past due. Off-balance sheet loans refer to the loans funded by the Company’s institutional funding partners that we bear principal risk. NPL ratio is calculated by dividing the sum of total outstanding principal of the on- and off-balance sheet loans that were over 90 calendar days past due (excluding loans that are over 180 days past due and are therefore charged off) by the sum of total outstanding principal of on- and off-balance sheet loans (excluding loans that are over 180 days past due and are therefore charged off) as of a specified date. Comparative periods have been restated accordingly to conform to this presentation.

9 Free cash flow is defined as operating cash flow adjusted for the impact from capital expenditures. Capital expenditures include purchase of property and equipment and intangible assets.

Business Outlook

The Company expects its total net revenues to be between RMB3.07 billion and RMB3.17 billion for the second quarter of 2026, compared with RMB3.24 billion in the same period of 2025. Excluding freight brokerage service, net revenues are expected to range from RMB2.21 billion to RMB2.30 billion, representing an estimated year-over-year growth rate of 7.1% to 11.7%. These forecasts are based on the Company’s current and preliminary view of the market and operational conditions, which are subject to change and cannot be predicted with reasonable accuracy as of the date hereof.

Declaration of Quarterly Cash Dividend

Pursuant to the Company’s shareholder return plan, the board approved a cash dividend for the second quarter of 2026 in the amount of US$0.0042 per ordinary share, or US$0.0840 per ADS, totaling approximately US$87.5 million. The dividend will be paid on or around July 21, 2026, to holders of record of the Company’s ordinary shares at the close of business on July 7, 2026. For holders of the Company’s ADSs, cash dividends are expected to be paid through the depositary, Deutsche Bank Trust Company Americas, on or around July 21, 2026, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.

The board will review the quarterly cash dividend policy periodically, and may authorize adjustments to the size and terms of the dividends to ensure that the total shareholder return value for fiscal year 2026 will be approximately US$400 million.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at a rate of RMB6.8980 to US$1.00, the exchange rate in effect as of March 31, 2026, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The Company makes no representation that any RMB or US$ amounts could have been, or could be, converted into US$ or RMB, as the case may be, at any particular rate, or at all.

Conference Call

The Company’s management will hold an earnings conference call at 7:00 A.M. U.S. Eastern Time on May 21, 2026, or 7:00 P.M. Beijing Time to discuss its financial results and operating performance for the first quarter 2026.

For participants who wish to join the conference using dial-in numbers, please complete online registration using the link provided below prior to the scheduled call start time.

Participant Online Registration:

https://s1.c-conf.com/diamondpass/10054328-huyt67.html

Upon registration, each participant will receive details for the conference call, including dial-in numbers and a unique access PIN. To join the conference, please dial the provided number, enter your PIN, and you will join the conference.

The replay will be accessible through May 28, 2026, by dialing the following numbers:

United States:	+1-855-883-1031
Mainland China:	400-120-9216
Hong Kong, SAR:	800-930-639
United Kingdom:	0800-031-4295
Singapore:	800-101-3223
Replay Access Code:	10054328

A live and archived webcast of the conference call will also be available on the Company’s investor relations website at ir.fulltruckalliance.com.

About Full Truck Alliance Co. Ltd.

Full Truck Alliance Co. Ltd. (NYSE: YMM) is a leading digital freight platform connecting shippers with truckers to facilitate shipments across distance ranges, cargo weights and types. The Company provides a range of freight matching services, including freight listing, freight brokerage and transaction services. The Company also provides a range of value-added services that cater to the various needs of shippers and truckers, such as financial institutions, highway authorities, and gas station operators. With a mission to empower enterprises with greater logistics competitiveness, the Company is shaping the future of logistics with technology and aspires to revolutionize logistics, improve efficiency across the value chain and reduce its carbon footprint for our planet. For more information, please visit ir.fulltruckalliance.com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP adjusted operating income, non-GAAP adjusted net income, non-GAAP adjusted net income attributable to ordinary shareholders, non-GAAP adjusted basic and diluted net income per share and non-GAAP adjusted basic and diluted net income per ADS, each a non-GAAP financial measure, as supplemental measures to review and assess its operating performance.

The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines non-GAAP adjusted operating income as income from operations excluding (i) share-based compensation expense; and (ii) amortization of intangible assets resulting from business acquisitions. The Company defines non-GAAP adjusted net income as net income excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; and (iii) tax effects of non-GAAP adjustments. The Company defines non-GAAP adjusted net income attributable to ordinary shareholders as net income attributable to ordinary shareholders excluding (i) share-based compensation expense; (ii) amortization of intangible assets resulting from business acquisitions; and (iii) tax effects of non-GAAP adjustments. The Company defines non-GAAP adjusted basic and diluted net income per share as non-GAAP adjusted net income attributable to ordinary shareholders divided by weighted average number of basic and diluted ordinary shares, respectively. The Company defines non-GAAP adjusted basic and diluted net income per ADS as non-GAAP adjusted net income attributable to ordinary shareholders divided by the weighted average number of basic and diluted ADSs, respectively. The Company defines free cash flow as operating cash flow adjusting for the impact from capital expenditures. Capital expenditures include purchase of property and equipment and intangible assets.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as an analytical tool. The non-GAAP financial measures do not reflect all items of expense that affect its operations.

The Company reconciles the non-GAAP financial measures to the nearest U.S. GAAP performance measures. Non-GAAP adjusted operating income, non-GAAP adjusted net income, non-GAAP adjusted net income attributable to ordinary shareholders and non-GAAP adjusted basic and diluted net income per share should not be considered in isolation or construed as an alternative to operating income, net income, net income attributable to ordinary shareholders and basic and diluted net income per share or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review FTA’s non-GAAP financial measures against the most directly comparable GAAP measures. FTA’s non-GAAP financial measure may not be comparable to similarly titled measures presented by other companies.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this release.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: FTA’s goal and strategies; FTA’s expansion plans; FTA’s future business development, financial condition and results of operations; expected changes in FTA’s revenues, costs or expenses; the risk that the proposed further investment in Giga.AI may not be consummated; industry landscape of, and trends in, China’s road transportation market; competition in FTA’s industry; FTA’s expectations regarding demand for, and market acceptance of, its services; FTA’s expectations regarding its relationships with shippers, truckers and other ecosystem participants; FTA’s ability to protect its systems and infrastructures from cyber-attacks; PRC laws, regulations, and policies relating to the road transportation market, as well as general regulatory environment in which FTA operates in China; the results of regulatory review and the duration and impact of any regulatory action taken against FTA; the impact of health epidemics, extreme weather conditions and production constraints brought by electricity rationing measures; general economic and business condition; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Full Truck Alliance Co. Ltd.

Mao Mao

E-mail: IR@amh-group.com

Piacente Financial Communications

Jenny Cai

Tel: +86-10-6508-0677

E-mail: FTA@thepiacentegroup.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: FTA@thepiacentegroup.com

FULL TRUCK ALLIANCE CO. LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of
	December 31, 2025	March 31, 2026	March 31, 2026
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	6,066,137	6,670,150	966,969
Restricted cash	70,290	79,920	11,586
Short-term investments	11,048,309	11,793,781	1,709,739
Accounts receivable, net	75,133	96,076	13,928
Amount due from related parties	—	14,154	2,052
Loans receivable, net	4,851,353	4,268,909	618,862
Prepayments and other current assets, net	940,552	952,925	138,145

Total current assets	23,051,774	23,875,915	3,461,281
Restricted cash	30,000	200,000	28,994
Long-term time deposits and other investments[1]	14,268,513	13,592,790	1,970,541
Investments in equity investees	1,043,145	1,068,115	154,844
Property and equipment, net	457,487	521,551	75,609
Intangible assets, net	757,408	732,805	106,234
Goodwill	4,025,420	4,025,420	583,563
Deferred tax assets	249,551	279,778	40,559
Operating lease right-of-use assets	92,218	82,144	11,908
Other non-current assets	346,512	430,247	62,373

Total non-current assets	21,270,254	20,932,850	3,034,625

TOTAL ASSETS	44,322,028	44,808,765	6,495,906

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	37,750	40,881	5,927
Amount due to related parties	29,674	29,450	4,269
Prepaid for freight listing fees and other service fees	637,489	578,109	83,808
Income tax payable	421,707	489,474	70,959
Other tax payable	479,286	555,325	80,505
Operating lease liabilities	33,847	24,564	3,561
Dividends payable	—	598,860	86,816
Accrued expenses and other current liabilities	1,211,279	1,129,222	163,703

Total current liabilities	2,851,032	3,445,885	499,548
Deferred tax liabilities	185,578	179,643	26,043
Operating lease liabilities	1,485	1,100	159
Other non-current liabilities	12,328	11,247	1,630

Total non-current liabilities	199,391	191,990	27,832

TOTAL LIABILITIES	3,050,423	3,637,875	527,380

MEZZANINE EQUITY
Redeemable non-controlling interests	767,813	785,491	113,872
Subscription receivables	(20,000)	—	—
SHAREHOLDERS’ EQUITY
Ordinary shares	1,345	1,339	194
Additional paid-in capital	44,328,028	43,630,647	6,325,116
Accumulated other comprehensive income	2,742,068	2,417,763	350,502
Accumulated deficit	(7,020,237)	(6,121,892)	(887,488)

TOTAL FULL TRUCK ALLIANCE CO. LTD. EQUITY	40,051,204	39,927,857	5,788,324
Non-controlling interests	472,588	457,542	66,330

TOTAL SHAREHOLDERS’ EQUITY	40,523,792	40,385,399	5,854,654

TOTAL LIABILITIES, MEZZANINE EQUITY AND EQUITY	44,322,028	44,808,765	6,495,906

1. The Group’s long-term time deposits and other investments consist of RMB13,571 million long-term time deposits and RMB22 million available-for-sale debt securities as of March 31, 2026.

FULL TRUCK ALLIANCE CO. LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended
	March 31, 2025	December 31, 2025	March 31, 2026	March 31, 2026
	RMB	RMB	RMB	US$
Net Revenues:
Freight Matching Services	2,247,107	2,704,190	2,472,370	358,419
Freight brokerage service	965,666	961,472	827,064	119,899
Freight listing service	234,905	255,214	252,175	36,558
Transaction service	1,046,536	1,487,504	1,393,131	201,962
Value-added services	452,802	488,412	376,014	54,511
Total net revenues (including value added taxes, or “VAT” of RMB1,064.9 million and RMB941.6 million for the three months ended March 31, 2025 and 2026, respectively)	2,699,909	3,192,602	2,848,384	412,930
Operating expenses:
Cost of revenues (including VAT net of government grants, of RMB466.6 million and RMB487.8 million for the three months ended March 31, 2025 and 2026, respectively)(1)	(698,559)	(1,076,652)	(778,220)	(112,818)
Sales and marketing expenses(1)	(377,850)	(497,258)	(381,691)	(55,334)
General and administrative expenses(1)	(186,009)	(191,869)	(299,590)	(43,431)
Research and development expenses(1)	(193,358)	(258,207)	(255,330)	(37,015)
Provision for loans receivable	(81,851)	(144,047)	(143,634)	(20,823)

Total operating expenses	(1,537,627)	(2,168,033)	(1,858,465)	(269,421)
Other operating income	40,165	3,356	16,040	2,325

Income from operations	1,202,447	1,027,925	1,005,959	145,834
Other income
Interest income	245,509	226,662	216,824	31,433
Foreign exchange loss	(10,825)	(4,308)	(6,114)	(886)
Investment income	19,333	31,094	12,206	1,769
Unrealized gains (losses) from fair value changes of investments	33,462	12,947	(3,577)	(519)
Other income (expenses), net	618	(16,593)	(2,369)	(343)
Share of gain (loss) in equity method investees	163	(10,572)	(4,423)	(641)

Total other income	288,260	239,230	212,547	30,813

Net income before income tax	1,490,707	1,267,155	1,218,506	176,647
Income tax expense	(211,771)	(272,869)	(224,409)	(32,532)

Net income	1,278,936	994,286	994,097	144,115
Less: net loss attributable to non-controlling interests	(1,162)	(13,396)	(14,487)	(2,100)
Less: measurement adjustment attributable to redeemable non-controlling interests	11,522	19,853	17,678	2,563

Net income attributable to ordinary shareholders	1,268,576	987,829	990,906	143,652

FULL TRUCK ALLIANCE CO. LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended
	March 31, 2025	December 31, 2025	March 31, 2026	March 31, 2026
	RMB	RMB	RMB	US$
Net income per share
—Basic	0.06	0.05	0.05	0.01
—Diluted	0.06	0.05	0.05	0.01
Net income per ADS*
—Basic	1.22	0.95	0.95	0.14
—Diluted	1.21	0.94	0.95	0.14
Weighted average number of ordinary shares used in computing net income per share
—Basic	20,850,255,050	20,841,527,394	20,789,216,349	20,789,216,349
—Diluted	20,958,643,962	20,909,526,453	20,882,514,034	20,882,514,034
Weighted average number of ADSs used in computing net income per ADS
—Basic	1,042,512,753	1,042,076,370	1,039,460,817	1,039,460,817
—Diluted	1,047,932,198	1,045,476,323	1,044,125,702	1,044,125,702

*	Each ADS represents 20 ordinary shares.

(1)	Share-based compensation expense in operating expenses are as follows:

	Three months ended
	March 31, 2025	December 31, 2025	March 31, 2026	March 31, 2026
	RMB	RMB	RMB	US$
Cost of revenues	3,849	2,410	2,591	376
Sales and marketing expenses	19,558	7,803	9,078	1,316
General and administrative expenses	55,768	27,047	164,945	23,912
Research and development expenses	23,498	14,300	13,520	1,960

Total	102,673	51,560	190,134	27,564

FULL TRUCK ALLIANCE CO. LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS AND FREE CASH FLOW

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended
	March 31, 2025	December 31, 2025	March 31, 2026	March 31, 2026
	RMB	RMB	RMB	US$
Net cash provided by operating activities	325,643	1,330,883	1,561,958	226,436
Net cash provided by (used in) investing activities	2,153,412	(341,108)	(453,603)	(65,759)
Net cash used in financing activities	(3,921)	(647,175)	(296,945)	(43,048)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(18,885)	(17,167)	(27,767)	(4,024)

Net increase in cash, cash equivalents and restricted cash	2,456,249	325,433	783,643	113,605

Cash and cash equivalents and restricted cash, beginning of the period	5,950,880	5,840,994	6,166,427	893,944

Cash and cash equivalents and restricted cash, end of the period	8,407,129	6,166,427	6,950,070	1,007,549

Net cash provided by operating activities	325,643	1,330,883	1,561,958	226,436
Less: Capital expenditures	(32,655)	(34,481)	(68,169)	(9,882)

Free cash flow (non-GAAP)	292,988	1,296,402	1,493,789	216,554

FULL TRUCK ALLIANCE CO. LTD.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended
	March 31, 2025	December 31, 2025	March 31, 2026	March 31, 2026
	RMB	RMB	RMB	US$
Income from operations	1,202,447	1,027,925	1,005,959	145,834
Add:
Share-based compensation expense	102,673	51,560	190,134	27,564
Amortization of intangible assets resulting from business acquisitions	13,021	22,956	23,738	3,441

Non-GAAP adjusted operating income	1,318,141	1,102,441	1,219,831	176,839

Net income	1,278,936	994,286	994,097	144,115
Add:
Share-based compensation expense	102,673	51,560	190,134	27,564
Amortization of intangible assets resulting from business acquisitions	13,021	22,956	23,738	3,441
Tax effects of non-GAAP adjustments	(3,255)	(5,739)	(5,935)	(860)

Non-GAAP adjusted net income	1,391,375	1,063,063	1,202,034	174,260

FULL TRUCK ALLIANCE CO. LTD.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three months ended
	March 31, 2025	December 31, 2025	March 31, 2026	March 31, 2026
	RMB	RMB	RMB	US$
Net income attributable to ordinary shareholders	1,268,576	987,829	990,906	143,652
Add:
Share-based compensation expense	102,673	51,560	190,134	27,564
Amortization of intangible assets resulting from business acquisitions	13,021	22,956	23,738	3,441
Tax effects of non-GAAP adjustments	(3,255)	(5,739)	(5,935)	(860)

Non-GAAP adjusted net income attributable to ordinary shareholders	1,381,015	1,056,606	1,198,843	173,797

Non-GAAP adjusted net income per share
—Basic	0.07	0.05	0.06	0.01
—Diluted	0.07	0.05	0.06	0.01
Non-GAAP adjusted net income per ADS
—Basic	1.32	1.01	1.15	0.17
—Diluted	1.32	1.01	1.15	0.17